Banner Corporation
10 South First Avenue
Walla Walla, WA 99362
(509) 527-3636

June 15, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Robert Arzonetti

Re:	Banner Corporation Request for Acceleration of Effectiveness Registration Statement on Form S-4 (SEC File No.: 333-296472) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Banner Corporation (the “Company”), the undersigned officer hereby respectfully requests acceleration of the effective date of the Registration Statement so that the same shall become effective at 4:00 p.m. Eastern Time on Tuesday, June 16, 2026, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact April Hamlin of Ballard Spahr LLP, counsel to the Company, at (612) 371-3522. In addition, once the Registration Statement has been declared effective, please orally confirm that event with Ms. Hamlin.

Very truly yours,

BANNER CORPORATION

/s/ Sherrey Luetjen

Sherrey Luetjen
Executive Vice President and General Counsel